UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. 9)*


                               AutoNation, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 par share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   05329W102
------------------------------------------------------------------------------
                                (CUSIP Number)

                            John G. Finley, Esq.
                         Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000
------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                April 19, 2006
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Page 1 of 22 Pages
                         Exhibit Index:  Page 20

CUSIP No. 05329W102                                               Page 2 of 22


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ESL Partners, L.P., a Delaware limited partnership

     IRS IDENTIFICATION NO.: 22-2875193
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   X
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    37,230,401
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    37,230,401
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     56,967,956
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     26.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN
________________________________________________________________________________

CUSIP No. 05329W102                                               Page 3 of 22


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ESL Institutional Partners, L.P., a Delaware limited partnership

     IRS IDENTIFICATION NO.: 06-1456821
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   X
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    251,894
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    251,894
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     56,967,956
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     26.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN
________________________________________________________________________________

CUSIP No. 05329W102                                               Page 4 of 22


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ESL Investors, L.L.C., a Delaware limited liability company

     IRS IDENTIFICATION NO.: 13-4095958
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   X
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    12,528,441
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    12,528,441
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     56,967,956
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     26.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     OO
________________________________________________________________________________

CUSIP No. 05329W102                                               Page 5 of 22


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ESL Investments, Inc., a Delaware corporation

     IRS IDENTIFICATION NO.:
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   X
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    56,634,818
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    56,634,818
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     56,967,956
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     26.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
________________________________________________________________________________

CUSIP No. 05329W102                                               Page 6 of 22


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CBL Partners, L.P., a Delaware limited partnership

     IRS IDENTIFICATION NO.: 06-1526810
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   X
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    6,489,980
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    6,489,980
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     56,967,956
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     26.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN
________________________________________________________________________________

CUSIP No. 05329W102                                               Page 7 of 22


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Tynan, LLC, a Delaware limited liability company

     IRS IDENTIFICATION NO.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   X
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    2,735
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,735
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     56,967,956
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     26.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     OO
________________________________________________________________________________

CUSIP No. 05329W102                                               Page 8 of 22


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ESL Investment Management, LLC, a Delaware limited liability company

     IRS IDENTIFICATION NO.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   X
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    70,403
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    70,403
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     56,967,956
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     26.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     OO
________________________________________________________________________________

CUSIP No. 05329W102                                               Page 9 of 22


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    RBS Partners, L.P., a Delaware limited partnership

     IRS IDENTIFICATION NO.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   X
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    49,758,842
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    49,758,842
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     56,967,956
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     26.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN
________________________________________________________________________________

CUSIP No. 05329W102                                               Page 10 of 22


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RBS Investment Management, LLC, a Delaware limited liability company

     IRS IDENTIFICATION NO.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   X
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    251,894
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    251,894
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     56,967,956
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     26.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     OO
________________________________________________________________________________

CUSIP No. 05329W102                                               Page 11 of 22


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Edward S. Lampert

     IRS IDENTIFICATION NO.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   X
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    56,835,221
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    56,835,221
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     56,967,956
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     26.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN
________________________________________________________________________________

CUSIP No. 05329W102                                               Page 12 of 22


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     William C. Crowley

     IRS IDENTIFICATION NO.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   X
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    132,735
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    132,735
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     56,967,956
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     26.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN
________________________________________________________________________________

            This Amendment No. 9 to Schedule 13D (this "Amendment") relates to shares of common stock, par value $0.01 per share (the "Shares") of AutoNation, Inc. (the "Issuer"). This Amendment No. 9 supplementally amends the statement on Schedule 13D, as amended, filed by a group consisting of ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), ESL Investors, L.L.C., a Delaware limited liability company ("Investors"), ESL Investments, Inc. ("Investments"), CBL Partners, L.P., a Delaware limited partnership ("CBL"), Tynan, LLC ("Tynan"), ESL Investment Management, LLC, a Delaware limited liability company ("ESLIM"), Edward S. Lampert and William C. Crowley, both United States citizens, by furnishing the information set forth below. The Filing Persons are filing this Amendment No. 9 to report that the number of Shares that they may be deemed to beneficially own has decreased by an amount greater than one percent of the outstanding Shares of the Issuer. This Amendment also adds RBS Partners, L.P. a Delaware limited partnership ("RBS"), and RBS Investment Management, LLC, a Delaware limited liability company ("RBSIM"), as Filing Persons. ESL, Institutional, Investors, Investments, CBL, Tynan, ESLIM, RBS, RBSIM, Mr. Lampert and Mr. Crowley are collectively defined in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission.

Item 2.  Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

            (a) This Schedule 13D is being filed by a group consisting of the Filing Persons. Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Investments (the "ESL Investments Directors and Officers"). Other than the ESL Investments Directors and Officers, there are no persons or corporations controlling or ultimately in control of Investments.

            (b) The principal place of business of each of the Filing Persons is 200 Greenwich Avenue, Greenwich, CT 06830.

            (c) This Statement is filed on behalf of ESL, Institutional, Investors, Investments, CBL, Tynan, ESLIM, RBS, RBSIM, Mr. Lampert and Mr. Crowley. RBS is general partner of ESL and the managing member of Investors. RBSIM is the general partner of Institutional. Investments is the general partner of RBS and CBL and the manager of RBSIM. Mr. Lampert is the Chairman, Chief Executive Officer and Director of Investments and the managing member of ESLIM. Mr. Crowley is the President and Chief Operating Officer of Investments and the sole member of Tynan. Mr. Lampert and Mr. Crowley were appointed to the Board of Directors of the Issuer on January 29, 2002. In the aforementioned capacities, ESL, Institutional, Investors, Investments, CBL, Tynan, ESLIM, RBS, RBSIM, Mr. Lampert and Mr. Crowley each may be deemed to be the beneficial owner of the Shares reported herein.

            The principal business of ESL, Institutional, Investors, CBL, Tynan and ESLIM is purchasing, holding and selling securities for investment purposes. The principal business of RBS is serving as the general partner of ESL and the managing member of Investors. The principal business of RBSIM is serving as the general partner of Institutional. The principal business of Investments is serving as the general partner of RBS and CBL and the manager of RBSIM. Mr. Lampert's principal business is serving as the Chairman, Chief Executive Officer and Director of Investments and the managing member of ESLIM. Mr. Crowley's principal business is serving as the President and Chief Operating Officer of Investments and the sole member of Tynan.

         (d)-(e) During the past five years, none of the foregoing entities or natural persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

         (f) ESL, Institutional, Investors, Investments, CBL, Tynan, ESLIM, RBS and RBSIM are organized in Delaware, and Mr. Lampert and Mr. Crowley are citizens of the United States.

Item 4.  Purpose of Transaction

Item 4 is hereby supplemented as follows:

            As stated in Amendment No. 8 to this Schedule 13D, the Issuer on March 7, 2006 announced a recapitalization transaction, which included a cash tender offer (the "Equity Tender Offer") to purchase up to 50,000,000 Shares of the Issuer's common stock. On March 6, 2006, the Filing Persons agreed to tender all 77,061,800 Shares that they had a right to tender into the Equity Tender Offer. Because more than 50,000,000 Shares were tendered in the Equity Tender Offer, the Issuer applied a proration factor of approximately 26.412% to determine the number of tendered Shares it would purchase. On April 19, 2006, the depositary for the Equity Tender Offer notified the Filing Persons that the Issuer had accepted 20,353,844 of the Shares tendered by the Filing Persons in the Equity Tender Offer and would pay the Filing Persons $23.00 per Share, for an aggregate purchase price of $468,138,411 for the 20,353,844 Shares sold by the Filing Persons to the Issuer in the Equity Tender Offer. Of such aggregate number of Shares sold by the Filing Persons to the Issuer in the Equity Tender Offer, 13,362,883 were sold by ESL, 90,411 Shares were sold by Institutional, 4,496,756 Shares were sold by Investors, 48,133 Shares were sold by Investments, 2,329,409 Shares were sold by CBL, 982 Shares were sold by Tynan and 25,270 Shares were sold by ESLIM.

            The Filing Persons intend to dispose of approximately 6.8 million additional Shares through sales and/or distributions to their partners within the next 12 months. The purpose of these additional sales and/or distributions is to ensure that the sale by the Filing Persons of Shares to the Issuer in the Equity Tender Offer will be treated as a "sale or exchange" rather than a distribution. Under applicable IRS "safe harbor" rules, the sale by the Filing Persons of Shares to the Issuer in the Equity Tender Offer will be treated as a "sale or exchange" if the percentage of Shares owned by the Filing Persons following the sale of Shares pursuant to the Equity Tender Offer, and giving effect to any additional sales referred to above, is less than 80% of the percentage of the Shares owned by the Filing Persons before the sale of Shares pursuant to the Equity Tender Offer. The sale of approximately 6.8 million additional Shares by the Filing Persons would allow them to reach this 80% threshold. If the sale of Shares pursuant to the Equity Tender Offer is treated as a "sale or exchange," then any gain the Filing Persons realize on the sale will be taxable as capital gain. If the sale were treated as a distribution, the proceeds would be taxable as a dividend. If the Filing Persons do not sell sufficient Shares to reach the 80% safe harbor threshold, a facts and circumstances analysis will determine whether the sale in the Equity Tender Offer would be characterized as a "sale or exchange." This intent of the Filing Persons is subject to change or modification at any time depending on a variety of factors including, without limitation: current and anticipated future trading prices of the Shares; the financial condition, results of operations, and prospects of the Issuer; general economic, financial market, and industry conditions; other investment and business opportunities available to the Filing Persons; general stock market and economic conditions; tax considerations for the Filing Persons and their partners; and other factors.

                                                                 Page 15 of 22
Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

         (a)-(b) The Filing Persons may be deemed to beneficially own an aggregate of 56,967,956 Shares (approximately 26.7% of the outstanding Shares assuming 212,705,497 Shares were outstanding on April 20, 2006).


                       NUMBER OF
                        SHARES         PERCENTAGE OF                                       SOLE           SHARED
                     BENEFICIALLY      OUTSTANDING       SOLE VOTING      SHARED        DISPOSITIVE      DISPOSITIVE
REPORTING PERSON        OWNED             SHARES           POWER       VOTING POWER       POWER            POWER
----------------   --------------      -------------   --------------  ------------     -----------      -----------

ESL Partners,      56,967,956 (1)         26.7%         37,230,401          0            37,230,401             0
L.P.

ESL
Institutional      56,967,956 (1)         26.7%            251,894          0               251,894             0
Partners, L.P.

ESL Investors,     56,967,956 (1)         26.7%         12,528,441          0            12,528,441             0
L.L.C.

ESL Investments,   56,967,956 (1)         26.7%         56,634,818 (2)      0            56,634,818 (2)         0
Inc.

CBL Partners,      56,967,956 (1)         26.7%          6,489,980          0             6,489,980             0
L.P.

Tynan, LLC         56,967,956 (1)         26.7%              2,735          0                 2,735             0


ESL Investment     56,967,956 (1)
Management, LLC                           26.7%             70,403          0                70,403             0

RBS Partners,      56,967,956 (1)         26.7%         49,758,842 (3)      0            49,758,842 (3)         0
L.P.

RBS Investment     56,967,956 (1)         26.7%            251,894 (4)      0               251,894 (4)         0
Management, LLC
Edward S. Lampert  56,967,956 (1)         26.7%         56,835,221 (5)      0            56,835,221 (5)         0


William C.         56,967,956 (1)         26.7%            132,735 (6)      0               132,735 (6)         0
Crowley


(1) This number consists of 37,230,401 Shares held for the account of ESL, 251,894 Shares held for the account of Institutional, 12,528,441 Shares held for the account of Investors, 134,102 Shares held for the account of Investments, 6,489,980 Shares held for the account of CBL, 2,735 Shares held for the account of Tynan, 70,403 Shares held for the account of ESLIM, 130,000 Shares issuable upon the exercise of director stock options held for the account of Mr. Lampert and 130,000 Shares issuable upon the exercise of director stock options held for the account of Mr. Crowley.

(2) This number consists of 37,230,401 Shares held for the account of ESL, 251,894 Shares held for the account of Institutional, 12,528,441 Shares held for the account of Investors, 134,102 Shares held for the account of Investments and 6,489,980 Shares held for the account of CBL.

(3) This number consists of 37,230,401 Shares held for the account of ESL and 12,528,441 Shares held for the account of Investors.

(4) This number consists of 251,894 Shares held for the account of Institutional.

(5) This number consists of 37,230,401 Shares held for the account of ESL, 251,894 Shares held for the account of Institutional, 12,528,441 Shares held for the account of Investors, 134,102 Shares held for the account of Investments, 6,489,980 Shares held for the account of CBL, 70,403 Shares held for the account of ESLIM and 130,000 Shares issuable upon the exercise of director stock options held for the account of Mr. Lampert.

(6) This number consists of 2,735 Shares held for the account of Tynan and 130,000 Shares issuable upon the exercise of director stock options held for the account of Mr. Crowley.

            (c) Other than the Shares sold in the Equity Tender Offer as described in Item 4 hereof, there have been no transactions in Shares by any of the Filing Persons during the past 60 days.

            (d) Not applicable.

            (e) Not applicable.

Item 7.   Material to Be Filed as Exhibits

Exhibit 3 Joint Filing Agreement, dated April 20, 2006, by and among ESL Partners, L.P., ESL Institutional Partners, L.P., ESL Investors, L.L.C., ESL Investments, Inc., CBL Partners, L.P., Tynan, LLC, ESL Investment Management, LLC, RBS Partners, L.P., RBS Investment Management, LLC, Edward S. Lampert and William C. Crowley

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 2006


                            ESL PARTNERS, L.P.

                            By:   RBS Partners, L.P., as its general partner

                            By:   ESL Investments, Inc., as its general partner


                            By:   /s/ Theodore W. Ullyot
                                  -----------------------------
                                  Name:  Theodore W. Ullyot
                                  Title:  EVP & General Counsel


                            ESL INSTITUTIONAL PARTNERS, L.P.

                            By: RBS Investment Management, L.L.C., as its general partner

                            By:   ESL Investments, Inc., as its manager

                            By:   /s/ Theodore W. Ullyot
                                  -----------------------------
                                  Name:  Theodore W. Ullyot
                                  Title:  EVP & General Counsel

                            ESL INVESTORS, L.L.C.

                            By:   RBS Partners, L.P., as its managing member

                            By:   ESL Investments, Inc., as its general partner


                            By:   /s/ Theodore W. Ullyot
                                  -----------------------------
                                  Name:  Theodore W. Ullyot
                                  Title:  EVP & General Counsel


                            ESL INVESTMENTS, INC.


                            By:   /s/ Theodore W. Ullyot
                                  -----------------------------
                                  Name:  Theodore W. Ullyot
                                  Title:  EVP & General Counsel

                                                                   PAGE 18 OF 22
                            CBL PARTNERS, L.P.

                            By:   ESL Investments, Inc., as its general partner


                            By:   /s/ Theodore W. Ullyot
                                  ----------------------------
                                  Name:  Theodore W. Ullyot
                                  Title:  EVP & General Counsel


                            TYNAN, LLC

                            By:   /s/ William C. Crowley
                                  ----------------------------
                                  Name:  William C. Crowley
                                  Title:  Member


                            ESL INVESTMENT MANAGEMENT, LLC

                            By:   /s/ Theodore W. Ullyot
                                  ----------------------------
                                  Name:  Theodore W. Ullyot
                                  Title:  EVP & General Counsel


                            RBS PARTNERS, L.P.

                            By:   ESL Investments, Inc., as its general partner


                            By:   /s/ Theodore W. Ullyot
                                  ----------------------------
                                  Name:  Theodore W. Ullyot
                                  Title:  EVP & General Counsel


                            RBS INVESTMENT MANAGEMENT, LLC

                            By:   ESL Investments, Inc., as its manager

                            By:   /s/ Theodore W. Ullyot
                                  ----------------------------
                                  Name:  Theodore W. Ullyot
                                  Title:  EVP & General Counsel


                            EDWARD S. LAMPERT

                            /s/ Edward S. Lampert
                            ----------------------------------
                            Edward S. Lampert


                            WILLIAM C. CROWLEY

                            /s/ William C. Crowley
                            ----------------------------------
                            William C. Crowley

                                  SCHEDULE I

            The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director's or executive officer's principal business address is 200 Greenwich Avenue, Greenwich, CT 06830. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to ESL Investments, Inc.

Name and Business Address      Principal Occupation              Citizenship
-------------------------      --------------------              -----------

Robert Jackowitz               Treasurer                         United States

Theodore W. Ullyot             Executive Vice President and      United States
                               General Counsel

William C. Crowley             President and Chief               United States
                               Operating Officer

Edward S. Lampert              Director, Chairman and Chief      United States
                               Executive Officer

                                 EXHIBIT INDEX

Exhibit 3 Joint Filing Agreement, dated April 20, 2006, by and among ESL Partners, L.P., ESL Institutional Partners, L.P., ESL Investors, L.L.C., ESL Investments, Inc., CBL Partners, L.P., Tynan, LLC, ESL Investment Management, LLC, RBS Partners, L.P., RBS Investment Management, LLC, Edward S. Lampert and William C. Crowley

                                   EXHIBIT 3

                            JOINT FILING AGREEMENT


            In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of AutoNation, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of April 20, 2006.




                                                     ESL PARTNERS, L.P.

                            By:   RBS Partners, L.P., as its general partner

                            By:   ESL Investments, Inc., as its general partner


                            By:   /s/ Theodore W. Ullyot
                                  -----------------------------
                                  Name:  Theodore W. Ullyot
                                  Title:  EVP & General Counsel


                            ESL INSTITUTIONAL PARTNERS, L.P.

                            By: RBS Investment Management, L.L.C., as its general partner

                            By:   ESL Investments, Inc., as its manager

                            By:   /s/ Theodore W. Ullyot
                                  -----------------------------
                                  Name:  Theodore W. Ullyot
                                  Title:  EVP & General Counsel

                            ESL INVESTORS, L.L.C.

                            By:   RBS Partners, L.P., as its managing member

                            By:   ESL Investments, Inc., as its general partner


                            By:   /s/ Theodore W. Ullyot
                                  -----------------------------
                                  Name:  Theodore W. Ullyot
                                  Title:  EVP & General Counsel


                            ESL INVESTMENTS, INC.


                            By:   /s/ Theodore W. Ullyot
                                  -----------------------------
                                  Name:  Theodore W. Ullyot
                                  Title:  EVP & General Counsel

                            CBL PARTNERS, L.P.

                            By:   ESL Investments, Inc., as its general partner


                            By:   /s/ Theodore W. Ullyot
                                  ----------------------------
                                  Name:  Theodore W. Ullyot
                                  Title:  EVP & General Counsel


                            TYNAN, LLC

                            By:   /s/ William C. Crowley
                                  ----------------------------
                                  Name:  William C. Crowley
                                  Title:  Member


                            ESL INVESTMENT MANAGEMENT, LLC

                            By:   /s/ Theodore W. Ullyot
                                  ----------------------------
                                  Name:  Theodore W. Ullyot
                                  Title:  EVP & General Counsel


                            RBS PARTNERS, L.P.

                            By:   ESL Investments, Inc., as its general partner


                            By:   /s/ Theodore W. Ullyot
                                  ----------------------------
                                  Name:  Theodore W. Ullyot
                                  Title:  EVP & General Counsel


                            RBS INVESTMENT MANAGEMENT, LLC

                            By:   ESL Investments, Inc., as its manager

                            By:   /s/ Theodore W. Ullyot
                                  ----------------------------
                                  Name:  Theodore W. Ullyot
                                  Title:  EVP & General Counsel


                            EDWARD S. LAMPERT

                            /s/ Edward S. Lampert
                            ----------------------------------
                            Edward S. Lampert


                            WILLIAM C. CROWLEY

                            /s/ William C. Crowley
                            ----------------------------------
                            William C. Crowley